16 HARSTON AVENUE,
MOSMAN, SYDNEY AUSTRALIA 2088
TEL: +1411 199 319

August 18, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: Karl Hiller

Dear Sirs:

Re: Ayers Exploration Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed April 6, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 24, 2011
File No. 333-152991.

We refer to your letter dated August 11, 2011 addressed to the Company with regards to the Form 10-K for the year ended December 31, 2010 filed April 6, 2011 and the Form 10-Q for the quarter ended March 31, 2011 filed May 24, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Please correct your commission file number on the cover of your periodic and current reports to read 333-152991, which was assigned in conjunction with your filing of the Form S-1 registration statement on August 13, 2008.

Response: The commission file number on the cover of the Company’s periodic and current reports will now reference the correct number. The 10-K/A for the year ended December 31, 2010 and the 10-Q/A for the quarterly period ended March 31, 2011 filed concurrently with this letter will include the file number 333-152991.

2. Please revise the accounting and disclosures in your interim report on Form 10-Q as necessary to comply with all applicable comments relating to your annual report.

Response: All changes as requested in your letter of August 11, 2011 will be applied to the 10-K/A for the year ended December 31, 2010, the 10-Q/A for the quarterly period ended March 31, 2011and all subsequent periodic and current reports of the Company.

Controls and Procedures, page 19

3. We note that you have not included disclosures related to the assessment and conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010. Given this omission, it appears evident that such controls and procedures were not effective. Please amend your filing to include the information required by Item 307 of Regulation S-K.

Response: The 10-K/A  filed concurrently with this letter includes a new paragraph under Item 9A Controls and Procedure concerning disclosure controls and procedures along with the conclusion of the Company’s Chief Executive Officer/Chief Financial Officer that the disclosure controls and procedures were effective for the period in question.

The 10-Q/A filed concurrently with this letter includes an amendment to Item 4 Controls and Procedures to read that our Chief Executive Officer/Chief Financial Officer has assessed and evaluated the Company’s disclosure controls and procedures and deemed them effective for the period.

Exhibits

4. Please revise the certifications of your principal executive officers to include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.

Response: Both the 10-K/A and the 10-Q/A filed concurrently with this letter include revised certifications of the Company’s Chief Executive Officer/Chief Financial Officer with the correct language of Item 601(b)(31) of Regulation S-K. In particular, the Company is now referred to as the “registrant” as opposed to the “small business issuer” and paragraph 4 of Item 601(b)(31) shall be included in its entirety. The certifications are re-dated and signed as of the filing of the amended reports.

In closing, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us should you have any further comments.

Sincerely,

/s/Greg Curson
Greg Curson
Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary